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                             August 31, 2021

       Philip Wieland
       Chief Executive Officer
       Diversey Holdings, Ltd.
       1300 Altura Road, Suite 125
       Fort Mill, SC 29708

                                                        Re: Diversey Holdings,
Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2021
                                                            CIK No. 0001831617

       Dear Mr. Wieland:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Alexander M. Schwartz,
Esq.